Exhibit 12

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the computation of Renasant Corporation’s consolidated ratio of earnings to fixed charges for each of the years in the five-year period ended December 31, 2017 and for the six-month period ended June 30, 2018.

(Dollar amounts in thousands)	Six months ended June 30,	Year ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings:
Net income before income taxes	$90,633	$159,869	$135,777	$99,764	$85,887	$45,746
Fixed charges (see below)	27,444	42,009	31,522	24,944	25,901	24,947

Total earnings	$118,077	$201,878	$167,299	$124,708	$111,788	$70,693

Fixed Charges:
Interest expensed and capitalized on deposits	$18,978	$24,620	$17,856	$13,715	$16,216	$17,118
Interest expensed and capitalized on other debt	6,347	13,233	10,291	7,950	7,711	6,353
Amortized premiums and discounts related to deposits	1,495	3,017	2,484	2,611	1,425	632
Amortized premiums and discounts related to other indebtedness	(161)	(435)	(548)	(521)	(387)	(21)
Estimate of the interest expense within rental expense	785	1,574	1,439	1,189	936	865

Total fixed charges	$27,444	$42,009	$31,522	$24,944	$25,901	$24,947

Ratio of Earnings to Fixed Charges:
Excluding Interest on Deposits	14.00	12.12	13.14	12.58	11.40	7.36
Including Interest on Deposits	4.30	4.81	5.31	5.00	4.32	2.83

The ratios of earnings to fixed charges are computed in accordance with Item 503 of Regulation S-K by dividing (1) income (loss) before income taxes and fixed charges by (2) total fixed charges. For purposes of computing these ratios:

•

fixed charges, including interest on deposits, includes all interest expense, amortized premiums and discounts related to deposits and other indebtedness, and the estimated portion of rental expense attributable to interest, net of income from subleases; and

•

fixed charges, excluding interest on deposits, includes interest expense (other than on deposits), amortized premiums and discounts related to indebtedness (but not deposits), and the estimated portion of rental expense attributable to interest, net of income from subleases.